February 10, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Jonathan E. Gottlieb

Michael Clampitt

David Lin

Re: Canwealth Minerals Corporation

Registration Statement on Form S-1

Filed January 13, 2015

File No. 333-201468

Ladies and Gentlemen:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 4, 2015 relating to the Registration Statement on Form S-1 (Registration No. 333-201468) (the “Registration Statement”) filed with the Commission on January 13, 2015 by Canwealth Minerals Corporation (the “Company”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Staff’s comments, is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

General

1.	It appears that a substantial amount of your disclosure is taken verbatim from the disclosures in your registration statement on Form S-1 (File No. 333-189845) initially filed on July 8, 2013, that went effective on December 11, 2013. Please substantially revise the instant registration statement to provide updated disclosure that is tailored to the current offering. As examples only, we note that:
•	on page 18, your disclosure indicates that your short- and mid-term goals will be funded with the “proceeds of this offering,” while your disclosure elsewhere indicates that you will receive none of the proceeds from the resale of the shares of your common stock by the selling stockholders; and
•	on page 24, your disclosure references certain promissory notes that were due and payable on various dates between 2013 and 2014, without disclosing whether the respective promissory notes were repaid.

Please revise as appropriate.

The Company has amended its disclosure in Amendment No. 1 to address the Staff’s comment.

Prospectus Cover Page

2.	Given that there is no existing market for your common stock, you must state the price at which the selling stockholders will sell their shares on the cover page of the prospectus. In the absence of a market price, merely disclosing that the shares may be sold at “fixed prices, negotiated prices or varying prices” does not satisfy the requirements of Schedule A of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K. Please revise to provide that selling stockholders will sell at a specified fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or at privately negotiated prices. Revise your prospectus, including your plan of distribution, accordingly.

In response to the Staff’s comment, the Company has amended its disclosure on the cover page of the prospectus and on pages 9 and 12 of Amendment No. 1.

Description of our Business

Canwealth Mining Claims – Acquisition and Retention of Title, page 18

3.	Please revise to identify the “agent of Canwealth” that you reference on pages 18 and 19 of the prospectus, and disclose the material terms and conditions of any agreement, understanding or arrangement with such agent. If applicable, also file the same as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.
In response to the Staff’s comment, the Company has amended its disclosure on pages 18-19 of Amendment No.1 .

Exhibit 5.1

4.	Please revise the legality opinion to opine that the Shares are legally issued, fully paid and non-assessable. Otherwise, please tell us why you are providing a “when issued...shall be” opinion on these shares.

The legality opinion with respect to the Registration Statement has been amended to opine that the Shares are legally issued, fully paid and non-assessable.

The Company hereby respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of February 11, 2015 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with the request for acceleration of effectiveness of the above-referenced Registration Statement, please be advised that the Company acknowledges to the Commission that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement, as amended, effective, it does not foreclose the Commission from taking any action with respect to such filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement, as amended, effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, as amended; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding Amendment No. 1 or otherwise, please do not hesitate to contact me at (514) 425-2020 or our outside counsel, Alan Ederer of Westerman Ball Ederer Miller Zucker & Sharfstein LLP, at (516) 622-9200.

Very truly yours,

/s/ Garth McIntosh
Garth McIntosh

President and Chief Executive Officer

Canwealth Minerals Corporation